UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Medigus Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

IL0010961717**
(CUSIP Number)

May 7, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** The Ordinary Shares have no CUSIP number.  The ISIN number for the Ordinary Shares is IL0010961717.  The CUSIP number for the American Depository Shares traded on the NASDAQ Stock Market is 58471G102.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	IL0010961717

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

31,425,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

31,425,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,425,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

* Represented by 1,370,000 Ordinary Shares and 601,100 American Depositary Shares ("ADSs").  Each ADS represents 50 Ordinary Shares, par value NIS 0.01 per share.

CUSIP No	IL0010961717

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Armistice Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

31,425,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

31,425,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,425,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Represented by 1,370,000 Ordinary Shares and 601,100 American Depositary Shares ("ADSs").  Each ADS represents 50 Ordinary Shares, par value NIS 0.01 per share.

CUSIP No	IL0010961717

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven Boyd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

31,425,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

31,425,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,425,000*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.8%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

* Represented by 1,370,000 Ordinary Shares and 601,100 American Depositary Shares ("ADSs").  Each ADS represents 50 Ordinary Shares, par value NIS 0.01 per share.  Further represented by 13,570,987 warrants, which may be exchanged for 13,570,987 Ordinary Shares.

CUSIP No	IL0010961717

Item 1.	(a).	Name of Issuer:

Medigus Ltd.

(b).	Address of Issuer's Principal Executive Offices:
Omer Industrial Park, No. 7A P.O. Box 3030 Omer 8496500, Israel

Item 2.	(a).	Name of Person Filing:
Armistice Capital, LLC Armistice Capital Master Fund Ltd.
Steven Boyd

(b).	Address of Principal Business Office, or if None, Residence:

Armistice Capital, LLC
510 Madison Avenue, 22nd Floor
New York, New York 10022
United States of America

Armistice Capital Master Fund Ltd.
c/o dms Corporate Services Ltd.
20 Genesis Close
P.O. Box 314
Grand Cayman KY1-1104
Cayman Islands

Steven Boyd c/o Armistice Capital, LLC 510 Madison Avenue, 22nd Floor New York, New York 10022 United States of America

(c).	Citizenship:
Armistice Capital, LLC – Delaware Armistice Capital Master Fund Ltd. – Cayman Islands Steven Boyd – United States of America

(d).	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e).	CUSIP Number:
The Ordinary Shares have no CUSIP number. The ISIN number for the Ordinary Shares is IL0010961717. The CUSIP number for the American Depository Shares traded on the NASDAQ Stock Market is 58471G102.

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Armistice Capital, LLC – 31,425,000 Armistice Capital Master Fund Ltd. – 31,425,000 Steven Boyd – 31,425,000

(b)	Percent of class:

Armistice Capital, LLC – 9.8% Armistice Capital Master Fund Ltd. – 9.8% Steven Boyd – 9.8%

(c)	Number of shares as to which the person has:
Armistice Capital, LLC

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	31,425,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	31,425,000	.

Armistice Capital Master Fund Ltd.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	31,425,000	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	31,425,000	.

Steven Boyd

	(i)	Sole power to vote or to direct the vote	0	,

	(ii)	Shared power to vote or to direct the vote	31,425,000	,

	(iii)	Sole power to dispose or to direct the disposition of	0	,

	(iv)	Shared power to dispose or to direct the disposition of	31,425,000	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2015
(Date)

Armistice Capital, LLC*

By: /s/ Steven Boyd
Steven Boyd
Managing Member

Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Steven Boyd
Director

/s/ Steven Boyd*
Steven Boyd

*  The Reporting Persons disclaim beneficial ownership in the Ordinary Shares, except to the extent of his or its pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13G dated September 10, 2015 relating to the Ordinary Shares, par value NIS 0.01 per share, of Medigus Ltd. shall be filed on behalf of the undersigned.

Armistice Capital, LLC*

By: /s/ Steven Boyd
Steven Boyd
Managing Member

Armistice Capital Master Fund Ltd.

By: /s/ Steven Boyd
Steven Boyd
Director

/s/ Steven Boyd*
Steven Boyd

SK 27622 0001 6815685